Mail Room 4561

								June 29, 2006

Richard Liebman
Chief Financial Officer
Powerhouse Technologies Group, Inc.
555 Twin Dolphin Drive, Suite 650
Redwood City, California 94065

	Re:   	Powerhouse Technologies Group, Inc.
		Amendment No. 2 to Registration Statement on Form SB-2
		Filed on June 15, 2006
		File No. 333-13117

		Form 10-KSB/A for the year ended March 31, 2005
		Form 10-QSB for the period ended September 30, 2005
		File No. 333-05278-NY

Dear Mr. Liebman:

      We have reviewed your responses and have the following comments. All references to prior comments relate to our letter issued May 23, 2006.

General
1. Please refer to prior comment 6. Your response indicates that the purchasers in the March 2006 private placement include existing institutional investors and investors who contacted you prior to the filing of the pending registration statement. Please tell us whether the private placement transaction included investors with whom you did not have an existing relationship who you contacted or who contacted you after January 20, 2006. If so, please tell us how those persons were identified or became aware of the investment opportunity.
2. Because you failed to obtain effectiveness of the registration statement within the time periods prescribed by the Registration Rights Agreement, a discussion of the penalties incurred should be described in the risk factors section. Disclose the aggregate number of shares you will issue for the penalty accruing through the most recent applicable date and discuss any additional penalties that may accrue under the agreement.

Calculation of Registration Fee
3. Footnote 2 to the fee table indicates that the amounts shown are
"as calculated in Amendment No. 1 to this registration statement." Please revise the fee table to reflect the decrease in Amendment No.
2 in the number of shares covered by the registration statement.

Summary
4. We note that you removed the business section from the table of contents and from the body of the prospectus and have included it as part of the summary. The summary should not contain all of the detailed information called for by Item 101 of Regulation S-B, which should rather be included in a separate section in the body of the prospectus. Please ensure that all voluntary revisions are consistent with the form requirements.

Risk Factors, page 5

If our private offering of shares of common stock and warrants to purchase additional shares . . . page 8
5. Please revise the text of the risk factor to refer to whether or not investors pursue rescission rights against the company rather than whether or not the SEC will or will not integrate the transactions since any claim to a rescission right will be asserted by investors.

Selling Stockholders, page 10
6. The total under the column entitled "Number of Shares to be Offered by the Selling Stockholder" does not equal the total of 44,839,849 shares of common stock and common stock underlying the warrants discussed as having been issued in the September and December 2005 private placements and in connection with the placement agency agreement. This total also does not reconcile with the 1.5 times the shares of common stock and common stock underlying the warrants issued in those transactions that are being registered on this Form SB-2. Please revise or advise.
7. Please reconcile the numbers and percentages in the selling shareholder table with the beneficial ownership table on page 34.

Form 10-KSB for the transition period from April 1, 2005 to December
31, 2005

Form 10-Q for the period ended March 31, 2006
8. Please amend the transitional report and the quarterly report to provide information consistent with your responses to prior comments
13 and 16 and accurate as of the date of filing. We note that your proposed disclosure in response to comment 13 refers to the end of the period covered by "this Quarterly Report." Please revise so that it refers to the period covered by the transitional report and include a timetable, to the extent known, when the company expects to have adequately addressed the material weaknesses.
9. Explain your statements in the quarterly report that you "now have in place the appropriate team to insure" that you have adequately addressed the material weaknesses but that your certifying officers have concluded that your controls and procedures are not effective.
Do you believe you successfully eliminated any of the material weaknesses as of March 31, 2006? If so, you should disclose this in a clear statement. Finally, consistent with your response to comment
18, disclose that you expect to adequately address the material weaknesses by the end of the quarter ended June 30, 2006.

      As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or Anne Nguyen, Special Counsel, at 202-551-3611. If you still require further assistance, please contact the undersigned at
202-551-3730.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director



Richard Liebman
Powerhouse Technologies Group, Inc.
June 29, 2006
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